Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 10, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dealer Services Holdings LLC

Registration Statement on Form 10

Ladies and Gentlemen:

On behalf of our client, Dealer Services Holdings LLC, a Delaware limited liability company (the “Company”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form 10 (the “Registration Statement”), in connection with the proposed registration of the Company’s common stock, par value $0.01 per share, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended.

Should you have any questions regarding the Registration Statement, please contact Noah A. Gold at (212) 373-3495 or nagold@paulweiss.com or the undersigned at (212) 373-3124 or dhuntington@paulweiss.com.

Very truly yours,

/s/ David S. Huntington

David S. Huntington

cc:	Kenneth J. Gladish, Esq.
Dealer Services Holdings LLC
ken.gladish@adp.com